8/29

07026331

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 3 1 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 02544

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/29/07


Nintendo®

ANNUAL REPORT 2007

Nintendo®

Message from the President

Throughout its history in the home entertainment arena, Nintendo has created unique hardware and software as one combined entertainment product with software as the primary driver.

Nintendo has focused its basic strategy on expanding the worldwide gaming audience. To achieve this, Nintendo is encouraging as many people as possible around the world, through its unique hardware and software offerings, to experience and enjoy video game entertainment, regardless of their age, gender, language, cultural background or gaming experience.

Nintendo's first hardware launch in support of the basic strategy was a hand-held device, *Nintendo DS*, which allows users to play intuitively. An upgraded version, *Nintendo DS Lite*, was added later. In addition, Nintendo has introduced a new software lineup, *Touch! Generations*, which expands the usage of video games and appeals not only to the traditional gamers but also to people with no experience with video games.

Nintendo took another step toward expanding the worldwide gaming audience by launching an unprecedented video game console called *Wii*. *Wii* translated the widely-popular intuitive operation reflected in *Nintendo DS* to a video game console. The *Wii Remote* introduced intuitive operation to establish a new standard for gaming interface. To make *Wii* relevant to each family member, Nintendo is expanding its *Wii* offering with the addition of a wide assortment of *Channels* in its *Wii Menu*, similar to having more TV channels, and is developing new types of video game entertainment such as *Wii Fit* which provides a fun approach to focusing on family members' health.

Nintendo's intent is to have *Nintendo DS* and *Wii* accepted by wider audiences around the world. *Nintendo DS* has been positioned as "a machine that enriches the owner's daily life" as a result of its unique and expanding software library, including games which were not categorized as games in the past. Nintendo has positioned *Wii* as "a machine that puts smiles on surrounding people's faces" by encouraging positive and fun interaction among family members.

Nintendo's pursuit of the strategy will never end.

Satoru Iwata

Satoru Iwata
President
Nintendo Co. Ltd




POWER
A
HOME
1
2
Wii


5.27
million pcs.
Sold
Wii
Wii Sports


2.62
million pcs.
Sold
Wii
Wii Play


3.27
million pcs.
Sold
Wii


1.69
million pcs.
Sold
Wii
WarioWare
SMOOTH MOVES


Wii
EXCITE TRUCK


Wii
Pokémon Battle Revolution
The Pokémon Company
Nintendo

The numbers shown above are consolidated sales in units for the fiscal year ended in March, 2007.
Titles and package images shown above are for the U.S. market. (Except for ★)


X
Y
A
B
START
SELECT

Nintendo DS

6.95 million pcs. Sold


nintendogs


nintendogs


nintendogs


Limited Edition
nintendogs

2.81 million pcs. Sold


MARIOKART DS

3.92 million pcs. Sold


Animal Crossing
Wild World

9.50 million pcs. Sold


New SUPER MARIO BROS.

1.88 million pcs. Sold


YOSHI'S ISLAND DS

5.68 million pcs. Sold


BRAIN AGE
Train Your Brain in Minutes a Day!

2.23 million pcs. Sold


Big Brain Academy
WHO HAS THE BIGGEST BRAIN?

2.39* million pcs. Sold


もっと脳を鍛える大人のDSトレーニング

★

1.46* million pcs. Sold


大人の常識力トレーニングDS
知ったかぶりにさようなら

★

5.21 million pcs. Sold



★



★

2.27 million pcs. Sold


Pokémon Mystery Dungeon
BLUE RESCUE TEAM

1.55 million pcs. Sold


ENGLISH TRAINING
Spielend Englisch lernen

★

1.65 million pcs. Sold


TETRIS DS

1.30 million pcs. Sold


MARIO HOOPS 3 on 3

1.60 million pcs. Sold


Kirby

The numbers shown above are consolidated sales in units (* show sales in units in Japan) for the fiscal year ended in March, 2007.
6.95 million pcs. represent the combined total of the entire Nintendogs series.
5.21 million pcs. represent the combined total of Pokémon Diamond and Pearl.

Titles and package images shown above are for the U.S. market. (Except for ★)

Nintendo GameCube, Game Boy Advance


Nintendo
NINTENDO
GAMECUBE




1.32
million pcs.
Sold


1.13
million pcs.
Sold
GAME BOY ADVANCE


1.48
million pcs.
Sold
GAME BOY ADVANCE
PLAYER'S CHOICE
GAME BOY ADVANCE


1.53
million pcs.
Sold
GAME BOY ADVANCE

The numbers shown above are consolidated sales in units for the fiscal year ended in March, 2007.
1.48 million pcs. represent the combined total of Pokémon FireRed and LeafGreen.

Nintendo®

History of Nintendo



1889
Hanafuda



1953
Playing cards



1966
Ultra Hand



1968
Ultra Machine



1969
Love Tester



1971
Electro Poker

1889 1970

[illegible]

Fusajiro Yamauchi, great-grandfather of Hiroshi Yamauchi (the former President and current executive adviser), began manufacturing and selling Japanese playing cards, Hanafuda (flower cards), in Kyoto, Japan.

[illegible]

Started manufacturing and selling the first western-style playing cards in Japan.

[illegible]

Established Marufuku Co., Ltd.

[illegible]

Hiroshi Yamauchi took office as President.

[illegible]

Changed company name to Nintendo Playing Card Co., Ltd.

[illegible]

Built headquarters in Kyoto, Japan and consolidated the manufacturing facilities.

[illegible]

Became the first company to succeed in mass-producing plastic playing cards in Japan.

[illegible]

Started selling cards printed with Walt Disney characters, opening a new market for children's playing cards in Japan.

[illegible]

Listed stock on the second section of the Osaka Securities Exchange and on the Kyoto Stock Exchange

[illegible]

Changed company name to the current Nintendo Co., Ltd. Started manufacturing and selling games and toys in addition to playing cards.

[illegible]

Built Uji plant in Kyoto, Japan.

[illegible]

Stock listing was changed to the first section of the Osaka Securities Exchange. Started selling the Beam Gun series, employing opto-electronics.

[illegible]

Developed the Laser Clay shooting-range system to succeed bowling as a major pastime.

[illegible]

Developed image projection system employing 16mm film projector and entered into the arcade business. Began exporting systems to the U.S. and Europe

[illegible]

Developed Nintendo's first home video game machines, TV Game 15 and TV Game 6.



1976
Beam Gun
Custom Gunman
Custom Lion



1977
Color TV Game 15



1980
Ten billion



1980
Game & Watch



1981
Coin op Donkey Kong



1982
Game & Watch Multi Screen





1983
Family Computer
1985 NES



1989
Gameboy





1990
Super Famicom
1991 SNES

1980

1990

Established a wholly owned subsidiary, Nintendo of America Inc in New York. Developed and started selling GAME & WATCH product line, the first portable LCD video games with a microprocessor

Developed and began distribution of the coin operated video game Donkey Kong

Established Nintendo of America Inc in Seattle, Washington and merged the New York subsidiary into it

Started selling the home video game console Family Computer System employing a custom CPU (Central Processing Unit) and PPU (Picture Processing Unit). Listed stock on the first section of the Tokyo Stock Exchange

Released the Nintendo Entertainment System (NES), the U S version of the Family Computer System in the U S. The NES game, Super Mario Bros became a smash hit around the world

Started selling the Family Computer Disk Drive System to expand the functions of the Family Computer System in Japan. Released NES in Europe

Released the Legend of Zelda in the U S

On-line stock brokerage services utilizing the Family Computer Network System are started in Japan jointly with Nomura Securities. Enlarged Uji plant and built Uji Ogura plant in Kyoto, Japan. Nintendo of America inc publishes the first issue of Nintendo Power magazine

Introduced Game Boy the first portable hand held game system with interchangeable game paks in Japan and the U S

Nintendo enters the 16 bit console market with the release of the Super Famicom in Japan. Established Nintendo of Europe GmbH in Frankfurt, Germany. Released Game Boy in Europe

The 16 bit Super Nintendo Entertainment System (Super NES), along with Super Mario World, is released in the U S

Super NES released in Europe. Nintendo of America Inc develops portable Fun Centers to help the Starlight Children's Foundation bring happiness to hospitalized children by allowing them to enjoy their favorite video games during hospital stays

Established subsidiaries in France, UK, the Netherlands, Belgium, Spain and Australia. The Nintendo Gateway program is introduced to provide Nintendo entertainment to airline passengers and hotel guests in the U S. Built Uji Okubo plant in Kyoto, Japan

Released the Super Game Boy, a peripheral for the Super NES, which enables Game Boy software to be played on TV screen. Released Donkey Kong Country for Super NES that uses proprietary Advanced Computer Modeling (ACM) graphics. Uji, Uji Ogura and Uji Okubo plants received ISO 9002

Started selling SatellaView adapter for Super Famicom in Japan, enabling the system to receive digital data from broadcast satellite. Nintendo introduced a 32-bit Virtual Immersion system known as the Virtual Boy

Launched Nintendo 64 in Japan and the U S. The first software title, Super Mario 64, is proclaimed by many as "the greatest video game of all time!" Nintendo introduces the Game Boy Pocket, a sleeker, 30-percent smaller version of the world's most popular hand held video game system. Pokemon Red & Blue for Game Boy are introduced in Japan

Cumulative unit sales on consolidated basis

Hardware

As of March 31, 2007
Units in Millions



Worldwide
Game Boy Advance (GBA)
79.5
Nintendo GameCube (GC)
21.6
Nintendo DS (DS)
40.3
Wii
5.8
The Americas
GBA
41.1
GC
12.8
DS
11.7
Wii
2.4
Japan
GBA
16.7
GC
4.0
DS
16.0
Wii
2.0
Other Regions
GBA
21.7
GC
4.8
DS
12.5
Wii
1.5
0
5
10
15
20
25
30

Hardware	Worldwide
NES	61.9
Game Boy	118.7
SNES	49.1
Nintendo 64	32.9

Game Boy Advance hardware shows the combined total of Game Boy Advance, Game Boy Advance SP and Game Boy micro
Nintendo DS hardware shows the combined total of Nintendo DS and Nintendo DS Lite.



1996
Nintendo 64



2001
Nintendo GameCube



2006
Wii



1995
Virtual Boy



2001
Gameboy Advance



2003
Game Boy Advance SP



2004
Nintendo DS



2006
Nintendo DS Lite

2000

Nintendo introduces the innovative Rumble Pak attachment for the Nintendo 64 controller which enables game players to feel vibrations during gameplay. Nintendo 64 hits the European market. In Japan, Nintendo introduces the Nintendo Power system to convenience stores where game players can rewrite their Super Famicom game content. Pokemon TV series starts in Japan.

Nintendo introduces Game Boy Color along with innovative devices called the Game Boy Camera and Printer, bringing new life to the longest running hit in the history of interactive entertainment. Pokemon, a breakthrough game concept for Game Boy, is introduced overseas and generates an international craze to catch 'em all! Pokemon the 1st movie is released in Japan. Nintendo introduces Hey You, Pikachu! in Japan with Nintendo 64 VRS, the first Voice Recognition System for console video games. Released the Legend of Zelda: Ocarina of Time™ for Nintendo 64 worldwide.

Game Boy Color games, Pokemon Gold & Silver, are introduced in Japan. Randnet DD, joint venture with Recruit Co., introduced "64DD" peripheral for Nintendo 64.

Game Boy sells its one hundred millionth unit. Introduced Kirby's Tilt n Tumble Game Boy game, the first video game software with "motion sensor" technology in Japan. Pokemon Crystal Version for Game Boy Color is introduced in Japan. The headquarters of Nintendo Co., Ltd. are relocated from the Higashiyama ward to the Minami-ward of Kyoto, Japan.

Started selling Mobile Adapter GB system in Japan, which links Game Boy Color and Game Boy Advance to cell phones. Launched Game Boy Advance worldwide. The new version of Game Boy employs a 32 bit CPU and can generate 32,000 colors simultaneously on the screen. Launched Nintendo GameCube in Japan and in the U.S. e-Reader, which scans special barcodes printed on paper cards, is introduced as a peripheral for Game Boy Advance. Introduced Nintendo GameCube Game Boy Advance Cable to connect Nintendo GameCube with Game Boy Advance.

Nintendo GameCube hits the European and the Australian markets. Satoru Iwata takes office as President of Nintendo Co., Ltd. Introduced Pokemon Ruby & Sapphire for Game Boy Advance.

Launched Game Boy Advance SP, equipped with front lit screen, rechargeable Lithium Ion battery, and compact folding design. Introduced Game Boy Player, which enables Game Boy software to be played on the TV screen. Established the Tokyo Software Designing Department to facilitate development in Tokyo. Began an online membership service, Club Nintendo.

Launched the Game Boy Advance software Classic NES Series. The hand-held gaming device Nintendo DS, which opened up a new style of entertainment with its dual screens, touch control, wireless communication, and voice recognition technology, launched in Japan and in the U.S.

Launched Nintendo DS in Europe and in Australia. Launched Game Boy micro, a lightweight version of the Game Boy Advance equipped with a back light screen, worldwide. Kicked off Nintendo Wi-Fi Connection, the wireless internet service for the Nintendo DS which has three key elements, "easy, safe and charge free". Introduced Touch! Generations titles, aimed at expanding the user base. Among these titles Nintendogs cultivated a new user demographic. Also from the line up, Brain Age: Train Your Brain in Minutes a Day, coupled with its sequel version, and Big Brain Academy, which formed a new brain training genre, were released in Japan.

Launched Nintendo DS Lite, a smaller and lighter version of the Nintendo DS equipped with a brighter screen. Established a subsidiary in South Korea. Introduced Pokemon Diamond & Pearl for Nintendo DS in Japan. Launched Wii along with the unprecedented Wii Remote which makes game control intuitive.

Software

As of March 31, 2007
Units in Millions



Worldwide
Game Boy Advance (GBA)
Nintendo GameCube (GC)
Nintendo DS (DS)
Wii
The Americas
GBA
GC
DS
Wii
Japan
GBA
GC
DS
Wii
Other Regions
GBA
GC
DS
Wii
0
40
80
120
160
200
240

Software	Worldwide
NES	500.0
Game Boy	501.1
SNES	379.1
Nintendo 64	225.0

Financial Review

Five-Year Summary

Years ended March 31	2007	2006	2005	2004	2003	2007
	¥ Japanese Yen in Millions					$ U S Dollars in Thousands (Note 1)
For the Period						
Net sales	¥965,614	¥508,827	¥514,988	¥514,409	¥503,748	$8,183,173
Operating income	225,943	91,223	113,458	110,223	100,252	1,914,772
Net income	174,290	98,378	87,416	33,194	67,267	1,477,038
At the Period-end						
Total assets	1,575,597	1,160,703	1,132,492	1,010,031	1,085,519	13,352,519
Property, plant and equipment - net	57,600	55,969	54,420	55,085	59,369	488,138
Shareholders' equity	1,101,880	974,091	921,467	890,248	890,370	9,337,967

Years ended March 31	2007	2006	2005	2004	2003	2007
	¥ Japanese Yen					$ U S Dollars (Note1)
Per Share Information						
Net income[A]	¥1,362 61	¥762.28	¥662 96	¥246 93	¥482 15	$11 55
Cash dividends[B]	690	390	270	140	140	5 85

A The computations of net income per share of common stock are based on the weighted average number of shares outstanding (excluding treasury stock) during each fiscal year
B Cash dividends per share represent the amounts applicable to the respective fiscal years including dividends to be paid after the end of each fiscal year

Common Stock Information

Years ended March 31	2007 Highest	2007 Lowest	2006 Highest	2006 Lowest	2007 Highest	2007 Lowest
	¥ Japanese Yen				$ U S Dollars (Note 1)	
First Quarter	¥20,020	¥16,510	¥12,440	¥11,200	$169 66	$139 92
Second Quarter	25,000	19,030	13,330	11,140	211 86	161 27
Third Quarter	31,000	23,310	14,510	12,600	262 71	197 54
Fourth Quarter	36,050	28,310	17,880	14,410	305 51	239 92

The preceding table sets forth the highest and lowest sale prices during Fiscal 2007 and 2006 for Nintendo Co , Ltd common stock, as reported on the Osaka Securities Exchange, Section 1 Nintendo Co , Ltd common stock is also traded on the Tokyo Stock Exchange, Section 1

Analysis of Operations and Financial Review

Overview

The video game industry has developed as one of the few entertainment fields which was launched and has been driven for many years by Japanese companies. Success in the industry has historically been based on increasingly spectacular graphics and more complex games. In recent years, however, games that have been developed based on this traditional formula for success have not necessarily gained popularity.

Nintendo has consistently executed a strategy to expand gaming to the masses and has made great progress in cultivating the female and senior demographics. Until recently, these demographics tended to be less interested in games, however, with the launch of "Nintendo DS" and multiple software releases from its software lineup known as "Touch! Generations", Nintendo has successfully expanded the usage of video games. In addition, Nintendo's new video game console, "Wii", is providing intuitive operation and unprecedented playing experience using the Wii remote. "Wii" has been attracting expanded audience demographics as well as conventional gamers following last year's launch, and consequently has gained wide-spread popularity. The video game industry is now on a new growth path driven by the strong performance of both "Nintendo DS" and "Wii".

Revenue and Expenses

With respect to sales by business category within the Electronic Entertainment Products Division, "Nintendo DS" and "Nintendo DS Lite" sold a total of more than 23 million units worldwide during the fiscal year, (40.28 million units life-to-date), due to robust sales of "Nintendo DS Lite" after its March 2006 launch in Japan and its June 2006 release overseas. In addition, "Nintendo DS" software enjoyed a boost in sales. For instance, "New Super Mario Bros.", the side-scrolling action game with easy access and user-friendly operation, sold 9.5 million units on a worldwide basis. "Brain Age: Train Your Brain in Minutes a Day!" was released overseas after achieving popularity in Japan and has cultivated a new market segment of brain training overseas. "Brain Age" has sold a total of 8.08 million units worldwide including its sequel version released in Japan (12 million units life-to-date). "Nintendogs" continued to enjoy favorable sales overseas, reaching a total of 6.95 million units (13.6 million units life-to-date). "Pokémon Diamond and Pearl", the latest series of "Pokémon" launched last September in Japan, sold 5.21 million units and will be released overseas in the first half of the 2008 fiscal year. As a result, the number of new software titles and long lived titles has increased, generating a significant rise in handheld software sales in the fiscal year.

As for the console business, "Wii" hardware got off to an outstanding start with sales of 5.84 million units worldwide within the first five months after launch. "Wii" software, such as "The Legend of Zelda: Twilight Princess", which allows the player to feel the virtual world come alive by handling the Wii remote as swords or bows and arrows, and "Wii Sports", which consists of five different games simulating real life sports, sold extremely well.

As a result, consolidated net sales for fiscal 2007 were ¥965.6 billion ($8,183 million). Gross margin was ¥397.4 billion ($3,368 million). The gross margin ratio decreased slightly by 1% point compared with the previous fiscal year to 41%. Selling, general and administrative expenses amounted to ¥171.4 billion ($1,453 million). Operating income was ¥225.9 billion ($1,915 million). The operating income ratio increased by 5% points compared with the previous fiscal year to 23%. Interest income was ¥34.0 billion ($288 million), while foreign exchange gains were ¥25.7 billion ($218 million) due to Japanese yen depreciation. As a result, net income for fiscal 2007 was ¥174.3 billion ($1,477 million). The net income ratio decreased by 1% point compared with the previous fiscal year to 18%.

Cash Flow

The ending balance of cash and cash equivalents (collectively, "cash") as of March 31, 2007 increased by ¥71.5 billion compared to the previous fiscal year-end to ¥688.7 billion ($5,837 million).

Net cash from operating activities increased by ¥274.6 billion ($2,327 million) primarily due to increases in income before income taxes and minority interests and notes and trade accounts payable.

Net cash from investing activities decreased by ¥174.6 billion ($1,480 million) mainly resulting from the decrease in time deposits exceeding the increase.

Net cash from financing activities decreased by ¥50.1 billion ($425 million) mainly due to payments for cash dividends.

Financial Position

Total liabilities were ¥473.6 billion ($4,013 million) as of March 31, 2007, and the current ratio was 2.98. The balance of cash and cash equivalents was 1.45 times total liabilities. Working capital was ¥926.2 billion ($7,849 million). The receivable turnover period decreased by 9 days compared with the previous fiscal year to 25 days. Inventories were ¥88.6 billion ($751 million). The inventory turnover period was 23 days. The debt-to-equity ratio was 0.43 at the end of March, 2007.

Common Stock Activity

During the fiscal year ended March 31, 2007, the Nikkei stock average rose 1% to ¥17,287.65 ($146.51). The stock price of Nintendo Co., Ltd. ("the Company") rose 95% and ended the year at ¥34,250 ($290.25). The Company raised its annual dividend from ¥300 to ¥690 ($5.85) per share for fiscal 2007. On a consolidated basis, the dividend payout ratio was approximately 51%. Foreign shareholders constituted 44% of total outstanding shares at the end of March, 2007.

(Note) The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥118 to US$1, the approximate rate of exchange at March 31, 2007

Risk Factors

Listed below are the various risks that could significantly affect Nintendo's operating performance, share price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein.

Note that matters pertaining to the future presented herein are determined by Nintendo as of the end of annual consolidated fiscal period ended March 31, 2007.

(1) Risks around economic environment

•Fluctuation in foreign exchange rates

Nintendo distributes its products globally with overseas sales accounting for approximately 67% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets including cash deposits denominated in foreign currencies without exchange contracts. Thus, fluctuation in foreign exchange rates would have a direct influence on earnings not only when foreign currencies are converted to Japanese yen but also when revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

(2) Risks around business activities

•Fluctuation of and competition in the market

Nintendo's business is engaged in one segment of the broad entertainment field. However, its business can be affected by trends in other entertainment fields. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink. The emergence of new competitors resulting from technological innovation could have a detrimental impact as well.

In the video game industry, it may become even more difficult to be profitable due to large investments required in research, development and marketing. In addition, price competition may intensify if additional large enterprises enter into the market. As a result, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

•Development of new products

Although Nintendo continues to develop innovative and attractive products in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:

① Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

② Development of hardware is complex and time consuming. Technology continuously advances, however, it is possible that the Company may be unable to acquire the necessary technology which can be utilized in the gaming segment of the entertainment field. Furthermore, delays of hardware launches, could be adversely affect market share.

③ Due to the nature of Nintendo products, it may become difficult to develop or sell the products as planned, which could lead to significant variances from income projections.

•Product valuation and adequate inventory procurement

Products in the video game industry are significantly impacted by consumer preferences as well as seasonality characterized by relatively short life cycles and huge demand around the holiday season. Although production is projected based on the forecasted equilibrium point of supply and demand, it is difficult to forecast demand accurately, which may lead to excess inventory. Obsolete inventory could have an adverse effect on Nintendo's operations and financial position.

•Overseas business expansion and international activities

In addition to Japan, Nintendo engages in business in the Americas, Europe, Australia, Asia and other areas throughout the world. Expansion of business to these overseas markets involves risks such as ① unpredicted enforcement or changes to laws or regulations, ② disadvantages from emergence of political or economic factors, ③ disadvantages from inconsistency of multilateral taxation systems and diversity of tax law interpretation, ④ difficulty of recruiting and securing human resources, ⑤ social disruption resulting from terrorist attacks, war, and other catastrophic events.

•Dependency on outside manufacturers

Nintendo commissions a number of outside manufacturers to produce key components or assemble finished products. In the event one or more of these businesses fail, Nintendo may have difficulty procuring key components or manufacturing its products. In addition, suppliers may be unable to provide necessary components on a timely basis. A shortage of key components could cause margin decline due to higher costs, shortage of products and quality control issues. These issues may impair the relationship between Nintendo and its suppliers.

Furthermore, as many suppliers' production facilities are located overseas, potential production interruptions caused by riots or disasters in the area would negatively affect Nintendo's business.

•Business operations affected by seasonal fluctuation

A major portion of demand is focused around the holiday season. Should Nintendo fail to release attractive new products or supply hardware during the period, it would suffer unfavorable operating performance.

(3) Other risks

Other than risks set forth above, factors such as product liability, limitations of protecting intellectual property rights, leakage of consumer's individual information and confidential information, changes in accounting standards and taxation system, litigation, uncollectibility of trade accounts receivable and notes receivable, collapse of financial institutions and environmental regulations may adversely affect Nintendo's performance and financial position.

Report of Independent Auditors

To the Board of Directors and Shareholders of Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

Misuzu Audit Corporation
Kyoto, Japan
June 28, 2007

Yamaguchi Audit Corportaion
Yamaguchi, Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers)
Kyoto, Japan
June 29, 2006

Consolidated Balance Sheets

As of March 31,	Japanese Yen in Millions 2007	2006	U.S. Dollars in Thousands (Note 1) 2007
Assets			
Current Assets			
Cash and cash equivalents (Note 3)	¥688,737	¥617,139	$5,836,757
Short-term investments (Note 4)	413,042	276,832	3,500,352
Receivables -			
Notes and trade accounts receivable	89,667	43,826	759,886
Allowance for doubtful accounts	(1,887)	(1,515)	(15,991)
Inventories (Note 6)	88,610	30,836	750,931
Deferred income taxes (Note 9)	35,632	24,170	301,963
Other current assets	80,872	27,443	685,365
Total current assets	1,394,673	1,018,731	11,819,263
Property, Plant and Equipment			
Land	32,596	32,604	276,237
Buildings and structures	40,874	40,508	346,398
Machinery, equipment and automobiles	27,866	22,041	236,151
Construction in progress	218	41	1,843
Total	101,554	95,194	860,629
Accumulated depreciation	(43,954)	(39,225)	(372,491)
Property, plant and equipment - net	57,600	55,969	488,138
Investments and Other Assets			
Investments in securities (Note 4)	92,412	60,213	783,156
Long-term deposits	11,805	11,747	100,042
Deferred income taxes (Note 9)	14,414	10,315	122,156
Other assets	4,693	3,728	39,764
Total investments and other assets	123,324	86,003	1,045,118
Total	¥1,575,597	¥1,160,703	$13,352,519

See notes to consolidated financial statements.

As of March 31	¥ Japanese Yen in Millions 2007	2006	$ U.S. Dollars in Thousands (Note 1) 2007
Liabilities and Shareholders' Equity			
Current Liabilities			
Notes and trade accounts payable	¥330,891	¥99,022	$2,804,163
Accrued income taxes	90,013	53,040	762,823
Other current liabilities	47,532	30,213	402,811
Total current liabilities	468,436	182,275	3,969,797
Non-current Liabilities			
Non-current accounts payable	698	862	5,919
Reserve for employees' retirement and severance benefits (Note 7)	4,444	3,299	37,659
Total non-current liabilities	5,142	4,161	43,578
Minority Interests	139	176	1,177
Shareholders' Equity			
Common stock Authorized - 400,000,000 shares Issued and outstanding - 141,669,000 shares	10,065	10,065	85,300
Additional paid-in capital	11,587	11,585	98,192
Retained earnings	1,220,293	1,096,074	10,341,467
Unrealized gains on other securities (Note 4)	8,898	10,717	75,407
Translation adjustments	6,433	763	54,517
Total	1,257,276	1,129,204	10,654,883
Treasury stock, at cost 13,765,987 shares in 2007 and 13,754,896 shares in 2006	(155,396)	(155,113)	(1,316,916)
Total shareholders' equity	1,101,880	974,091	9,337,967
Total	¥1,575,597	¥1,160,703	$13,352,519

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31,	Japanese Yen in Millions 2007	Japanese Yen in Millions 2006	U.S. Dollars in Thousands (Note 1) 2007
Net sales	¥965,614	¥508,827	$8,183,173
Cost of sales (Notes 6 and 8)	568,222	293,804	4,815,441
Gross margin	397,392	215,023	3,367,732
Selling, general and administrative expenses (Note 8)	171,449	123,800	1,452,960
Operating income	225,943	91,223	1,914,772
Other income (expenses)			
Interest income	33,987	22,498	288,026
Foreign exchange gains - net	25,742	45,516	218,151
Reversal of unrealized losses on investments in securities (Note 4)	-	1,409	-
Gains on sales of investments in securities - net (Note 4)	892	3,420	7,559
Reversal of reserve for directors' retirement and severance benefits	-	1,237	-
Unrealized losses on investments in securities (Note 4)	(336)	(1,383)	(2,847)
Other - net	3,373	2,551	28,588
Income before income taxes and minority interests	289,601	166,471	2,454,249
Income taxes (Note 9)			
Current	129,145	74,431	1,094,445
Deferred	(13,797)	(6,292)	(116,919)
Total income taxes	115,348	68,139	977,526
Minority interests	(37)	(46)	(315)
Net income	¥174,290	¥98,378	$1,477,038

Years ended March 31,	Japanese Yen 2007	Japanese Yen 2006	U.S. Dollars (Note 1) 2007
Per Share Information			
Net income (Note 2M)	¥1,362.61	¥762.28	$11.55
Cash dividends (Note 2M)	690	390	5.85

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

¥

Years ended March 31, 2007 and 2006	Number of common shares in thousands	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
	Japanese Yen in Millions						
Balance, April 1, 2005	141,669	¥10,065	¥11,584	¥1,032,835	¥7,195	¥(10,315)	¥(129,897)
Net income				98,378			
Cash dividends				(34,969)			
Directors' bonuses				(170)			
Gains on disposal of treasury stock			1				
Unrealized gains on other securities					3,522		
Translation adjustments						11,078	
Net changes in treasury stock							(25,216)
Balance, March 31, 2006	141,669	10,065	11,585	1,096,074	10,717	763	(155,113)
Net income				174,290			
Cash dividends				(49,886)			
Directors' bonuses				(185)			
Gains on disposal of treasury stock			2				
Unrealized gains on other securities					(1,819)		
Translation adjustments						5,670	
Net changes in treasury stock							(283)
Balance, March 31, 2007	141,669	¥10,065	¥11,587	¥1,220,293	¥8,898	¥6,433	¥(155,396)

$

Years ended March 31, 2007 and 2006	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
	U.S. Dollars in Thousands (Note 1)					
Balance, March 31, 2006	$85,300	$98,179	$9,288,761	$90,824	$6,461	$(1,314,513)
Net income			1,477,038			
Cash dividends			(422,764)			
Directors' bonuses			(1,568)			
Gains on disposal of treasury stock		13				
Unrealized gains on other securities				(15,417)		
Translation adjustments					48,056	
Net changes in treasury stock						(2,403)
Balance, March 31, 2007	$85,300	$98,192	$10,341,467	$75,407	$54,517	$(1,316,916)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31,	Japanese Yen in Millions 2007	Japanese Yen in Millions 2006	U.S. Dollars in Thousands (Note 1) 2007
Cash Flows from Operating Activities			
Net income	¥174,290	¥98,378	$1,477,038
Depreciation and amortization	5,969	3,592	50,582
Increase (decrease) in allowance for doubtful accounts	313	(511)	2,655
Increase (decrease) in reserve for employees' retirement and severance benefits	1,089	(43)	9,232
Deferred income taxes	(13,796)	(6,292)	(116,919)
Foreign exchange gains	(21,375)	(46,577)	(181,141)
Reversal of unrealized losses on investments in securities	-	(1,409)	-
Gains on sales of investments in securities - net	(892)	(3,420)	(7,559)
Unrealized losses on investments in securities	336	1,383	2,847
Decrease (increase) in notes and trade accounts receivable	(42,688)	9,141	(361,759)
Decrease (increase) in inventories	(54,669)	21,554	(463,297)
Increase (decrease) in notes and trade accounts payable	168,071	(28,679)	1,424,328
Increase (decrease) in accrued income taxes	32,820	(423)	278,138
Other, net	25,166	(313)	213,264
Net cash provided by operating activities	274,634	46,381	2,327,409
Cash Flows from Investing Activities			
Payments for short-term investments	(889,825)	(533,903)	(7,540,888)
Proceeds from short-term investments	768,374	322,996	6,511,646
Payments for purchases of property, plant and equipment	(6,144)	(4,140)	(52,070)
Proceeds from sales of property, plant and equipment	372	92	3,154
Payments for investments in securities	(52,069)	(9,173)	(441,265)
Proceeds from investments in securities	6,174	13,940	52,321
Payments for investments in affiliates	-	(42)	-
Other, net	(1,485)	1,423	(12,585)
Net cash used in investing activities	(174,603)	(208,807)	(1,479,687)
Cash Flows from Financing Activities			
Payments for purchases of treasury stock	(283)	(25,227)	(2,397)
Cash dividends paid	(49,857)	(34,943)	(422,521)
Other, net	3	3	24
Net cash used in financing activities	(50,137)	(60,167)	(424,894)
Effect of exchange rate changes on cash and cash equivalents	21,704	47,004	183,933
Net increase (decrease) of cash and cash equivalents	71,598	(175,589)	606,761
Cash and cash equivalents at beginning of year	617,139	792,728	5,229,996
Cash and cash equivalents at end of year	¥688,737	¥617,139	$5,836,757

Years ended March 31,	Japanese Yen in Millions 2007	Japanese Yen in Millions 2006	U.S. Dollars in Thousands (Note 1) 2007
Additional Cash Flow Information			
Interest paid	¥0	¥1	$2
Income taxes paid	96,324	74,854	816,308

See notes to consolidated financial statements.

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared from the consolidated financial statements issued in Japan for domestic reporting purposes. Nintendo Co., Ltd (the "Company") and its subsidiaries in Japan maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. Its overseas consolidated subsidiaries maintain their accounts in conformity with the generally accepted accounting principles and practices prevailing in the respective countries of domicile and no adjustment has been made to their financial statements in consolidation to the extent that significant differences do not occur, as allowed under the generally accepted accounting principles and practices in Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements presented herein are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates The translations of Japanese yen amounts into U S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to US$1, the approximate rate of exchange at March 31, 2007. These translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Note 2. Significant Accounting Policies

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (total 21 in 2007 and 20 in 2006) except for 1 in both 2007 and 2006. The equity method of accounting has been applied to 7 affiliates (out of 8 in both 2007 and 2006). The remaining subsidiary and affiliate are immaterial and investments in them are carried at cost in the accompanying consolidated balance sheets.

The amount of goodwill is fully amortized in the same fiscal year as incurred.

Valuations of assets and liabilities of consolidated subsidiaries are under market price method as of the acquisition date.

All significant intercompany transactions, accounts and unrealized profits have been eliminated in consolidation.

The amounts of certain subsidiaries and affiliates have been included on the basis of fiscal periods ended within three months prior to March 31

B. Translation of Foreign Currency Items

In accordance with the Japanese Accounting Standards, short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate in effect at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the accompanying consolidated statements of income.

With respect to financial statements of overseas subsidiaries, the balance sheet accounts are translated into Japanese yen at the exchange rates in effect at the balance sheet date except for shareholders' equity, which are translated at the historical rates. The average exchange rates for the fiscal period are used for translation of revenue and expenses. The differences resulting from translation in this manner are included in "Minority Interests" or "Translation adjustments" in the accompanying consolidated balance sheets.

C. Cash and Cash Equivalents

"Cash and cash equivalents" include cash on hand, deposit which can be withdrawn on demand, time deposit with an original maturity of three months or less and certain investments. Investments are defined as those that are easily accessible, with little risk of fluctuation in value and the maturity date is within three months of the acquisition date.

D. Financial Instruments

Derivatives

All derivatives are stated at fair value, with changes in fair value included in the accompanying consolidated statements of income for the period in which they arise.

Securities

Held-to-maturity debt securities are stated using amortized cost method on a straight-line basis.

Equity securities of non-consolidated subsidiary and affiliated company with equity method non-applied are stated at cost.

Other securities for which market quotations are available are stated at fair value. Unrealized gains on other securities are reported as "Unrealized gains on other securities" in Shareholders' Equity at a net-of-tax amount, while unrealized losses on other securities are included in the accompanying consolidated statements of income for the period.

Other securities for which market quotations are unavailable are stated at cost, determined by the moving average method except as stated in the paragraph below.

In case where the fair value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiary and affiliate, or other securities have declined significantly and such impairment of the value is not deemed temporary, those securities are written down to the fair value and the resulting losses are included in the accompanying consolidated statements of income for the period.

Under the Japanese Accounting Standards, trading securities and debt securities due within one year are presented as "current" and all the other securities are presented as "non-current."

E. Inventories

"Inventories" are stated at the lower of cost, determined by the moving average method, or market.

F. Property, Plant and Equipment

"Property, plant and equipment" are stated at cost. The Company and its consolidated subsidiaries in Japan compute depreciation by the declining balance method over the estimated useful lives except for certain equipments depreciated over the economic useful lives. The straight-line method of depreciation is used for buildings, except for structures, acquired on or after April 1, 1998. Overseas consolidated subsidiaries compute depreciation of assets by applying the straight-line method over the period of estimated useful lives. Estimated useful lives of the principal assets are as follows:

Buildings and structures: 3 to 60 years

G. Income Taxes

"Deferred income taxes" are recorded to reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

H. Retirement and Severance Benefits and Pension Plan

The Company and certain consolidated subsidiaries are calculating the reserve for employees' retirement and severance benefits based on the projected benefit obligation and plan assets at the end of fiscal year.

Actuarial calculation difference is processed collectively, mainly in the accrued year.

In addition, because the Company's plan assets exceeded the projected benefit obligation during the current consolidated accounting period, Reserve for employee retirement and severance benefits are booked as prepaid plan assets in "Other assets".

From the year ended March 31, 2006, the Company adopted the partial amendment of the Japanese Accounting Standards for Employee Retirement and Severance Benefits. The effect by this application for the year ended March 31, 2006 increased "Operating income" and "Income before income taxes and minority interests" by ¥2,677 million.

At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to incumbent directors and auditors as of June 29, 2005 Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005, the amount is booked in "Non-current accounts payable"

I. Research and Development and Computer Software

Expenses relating to research and development activities are charged to the accompanying consolidated statements of income as incurred

Computer software for the internal use included in "Other assets" is amortized using the straight-line method over the estimated useful lives

J. Leases

Under the Japanese Accounting Standards for leases, finance leases that are deemed to transfer ownership of the leased assets to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

K. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval

L. Directors' Bonuses

Effective as of the consolidated accounting period ended March 31, 2007, the Company has adopted the Japanese Accounting Standards for directors' bonuses, issued on November 29, 2005. The impact on "Operating income" and "Income before income taxes and minority interests" is minor.

The expenses amount incurred as directors' bonuses is booked in "Other current liabilities" as a determinable liability.

M. Per Share Information

The computations of net income per share of common stock are based on the weighted average number of shares outstanding excluding the number of treasury stock during each fiscal year The average number of common stock used in the computation for the years ended March 31, 2007 and 2006 were 127,909 thousand and 128,822 thousand, respectively.

Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year

Note 3. Supplemental Information on Cash and Cash Equivalents

The balance of "Cash and cash equivalents" includes loans on repurchase agreement secured by marketable securities with a market value of ¥21,360 million ($181,015 thousand) and ¥15,939 million as of March 31, 2007 and 2006, respectively

Note 4. Short-term Investments and Investments in Securities

Other securities with market value included in "Investments in securities" as of March 31, 2007 and 2006 were as follows:

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands (Note 1)		
As of March, 2007	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Securities whose book value on the accompanying consolidated balance sheets exceed their acquisition cost						
Equity securities	¥8,989	¥22,257	¥13,268	$76,182	$188,617	$112,435
Debt securities	57,615	59,071	1,456	488,261	500,601	12,340
Sub-total	66,604	81,328	14,724	564,443	689,218	124,775
Securities whose book value on the accompanying consolidated balance sheets do not exceed their acquisition cost						
Equity securities	434	266	(168)	3,674	2,253	(1,421)
Debt securities	27,087	26,839	(248)	229,552	227,453	(2,099)
Sub-total	27,521	27,105	(416)	233,226	229,706	(3,520)
Total	¥94,125	¥108,433	¥14,308	$797,669	$918,924	$121,255

	¥ Japanese Yen in Millions		
As of March, 2006	Acquisition cost	Book value	Difference
Securities whose book value on the accompanying consolidated balance sheets exceed their acquisition cost			
Equity securities	¥2,765	¥18,726	¥15,961
Debt securities	26,869	28,949	2,080
Sub-total	29,634	47,675	18,041
Securities whose book value on the accompanying consolidated balance sheets do not exceed their acquisition cost			
Equity securities	6,919	6,530	(389)
Sub-total	6,919	6,530	(389)
Total	¥36,553	¥54,205	¥17,652

Book value of non-marketable securities in "Short-term investments" and "Investments in securities" as of March 31, 2007 and 2006 were summarized as follows:

As of March 31	¥ Japanese Yen in Millions 2007	2006	$ U.S. Dollars in Thousands (Note 1) 2007
(1) Held-to-maturity debt securities			
Commercial paper	¥59,981	¥46,982	$508,312
(2) Other securities			
Preferred subscription certificate	5,000	10,000	42,373
Unlisted debt securities	27,342	6,874	231,715

Redemption schedule for other securities with maturity and held-to-maturities debt securities in "Short-term investments" and "Investments in securities" as of March 31, 2007 and 2006 were as follows

As of March 31,	¥ Japanese Yen in Millions 2007	2006	$ U.S. Dollars in Thousands (Note 1) 2007
Due within one year	¥115,972	¥64,287	$982,810
Due after one year through five years	57,262	18,517	485,271

Proceeds from sales of other securities were ¥1,174 million ($9,948 thousand) and ¥13,940 million for the years ended March 31, 2007 and 2006, respectively. Gross realized gains on those sales were ¥892 million ($7,559 thousand) and ¥3,654 million for the years ended March 31, 2007 and 2006, respectively. No gross realized losses on those sales were recorded for the year ended March 31, 2007. Gross realized losses on those sales were ¥234 million for the year ended March 31, 2006.

Investments in unconsolidated subsidiaries and affiliates were ¥7,095 million ($60,128 thousand) and ¥6,264 million as of March 31, 2007 and 2006, respectively

Note 5. Derivatives

The Company and certain consolidated subsidiaries enter into foreign exchange forward contracts and currency option contracts

It is the Company's policy to enter into derivative transactions within the limits of foreign currency deposits, and not for speculative purposes.

The Company has foreign exchange forward contracts to reduce risk of exchange rate fluctuations and currency option contracts to reduce risk of exchange rate fluctuations and yield improvement of short-term financial assets.

Foreign exchange forward contracts and currency option contracts bear risks resulting from exchange rate fluctuations. Counterparties to derivative transactions are limited to high confidence level financial institutions. The Company does not anticipate any risk due to default.

Derivative transactions entered into by the Company and certain consolidated subsidiaries are made by the finance department or the department in charge of financial matters. They are to be approved by the president and the director in charge of those transactions of the Company. Subject consolidated subsidiaries are to report transaction status on a regular basis to the director in charge.

The Company had no derivative contracts outstanding at March 31, 2007 and 2006, respectively.

Note 6. Inventories

Losses incurred from the application of the lower of cost or market valuation of inventories have been charged to "Cost of sales" in the accompanying consolidated statements of income. These losses amounted to ¥6,215 million ($52,674 thousand) and ¥6,840 million for the years ended March 31, 2007 and 2006, respectively.

Note 7. Retirement and Severance Benefits and Pension Plan

The Company has a tax approved pension scheme and lump-sum severance payments plan which is a defined benefit plan. Certain consolidated subsidiaries have defined contribution plans as well as defined benefit plans. The Company and certain consolidated subsidiaries may also pay extra retirement allowance to employees.

Retirement benefit obligations as of March 31, 2007 and 2006 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2007	2006	2007
a. Retirement benefit obligation	¥(21,382)	¥(20,340)	$(181,206)
b. Plan assets	19,154	17,719	162,326
c. Unfunded retirement benefit obligation	(2,228)	(2,621)	(18,880)
d. Unrecognized actuarial difference	1,202	2,355	10,185
e. Unrecognized prior service cost	54	64	456
f. Net pension liability recognized in the consolidated balance sheets	(972)	(202)	(8,239)
g. Prepaid pension cost	(3,472)	(3,097)	(29,420)
h. Reserve for employees' retirement and severance benefits	¥(4,444)	¥(3,299)	$(37,659)

Retirement benefit costs for the years ended March 31, 2007 and 2006 were as follows:

Years ended March 31,	Japanese Yen in Millions 2007	Japanese Yen in Millions 2006	U.S. Dollars in Thousands (Note 1) 2007
a. Service cost	¥1,422	¥1,333	$12,051
b. Interest cost	704	620	5,963
c. Expected return on plan assets	(490)	(342)	(4,155)
d. Amortization of actuarial difference	(5)	(2,237)	(46)
e. Amortization of prior service cost	77	10	658
f. Retirement benefit cost	1,708	(616)	14,471
g. Other	733	637	6,213
h. Total	¥2,441	¥21	$20,684

Basis of calculation.

Year ended March 31, 2007

- a. Method of attributing benefits to years of service: Straight-line basis
- b. Discount rate: 1.5% to 6.0%
- c. Expected return rate on plan assets: 1.5% to 7.5%
- d. Amortization years of prior service cost: 9 to 10 years
- e. Amortization years of actuarial difference: Mainly fully amortized in the same fiscal year as incurred

Year ended March 31, 2006

- a. Method of attributing benefits to years of service: Straight-line basis
- b. Discount rate: 1.5% to 6.0%
- c. Expected return rate on plan assets: 1.3% to 7.5%
- d. Amortization years of prior service cost: 9 to 10 years
- e. Amortization years of actuarial difference: Mainly fully amortized in the same fiscal year as incurred

Note 8. Research and Development

Research and development costs incurred and charged to "Selling, general and administrative expenses" and "Cost of sales" were ¥37,725 million ($319,704 thousand) and ¥30,597 million for the years ended March 31, 2007 and 2006, respectively.

Note 9. Income Taxes

The Company is subject to several Japanese taxes based on income, which, in the aggregate, result in a normal statutory tax rate of approximately 40.6% for the years ended March 31, 2007 and 2006.

Significant components of deferred tax assets and liabilities are summarized as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2007	2006	2007
Deferred tax assets:			
Inventory - write-downs and eliminations of unrealized profit	¥16,843	¥8,513	$142,739
Research and development costs	14,281	12,157	121,026
Other accounts payable and accrued expenses	9,452	8,083	80,100
Accrued enterprise tax	6,140	3,375	52,037
Land	2,572	2,572	21,795
Unrealized losses on investments in securities	2,102	2,050	17,816
Depreciation	1,813	1,398	15,362
Reserve for employees' retirement and severance benefits	1,698	1,187	14,386
Other	8,375	6,583	70,980
Gross deferred tax assets	63,276	45,918	536,241
Valuation allowance	(611)	(731)	(5,185)
Total deferred tax assets	62,665	45,187	531,056
Deferred tax liabilities:			
Unrealized gains on other securities	(6,080)	(7,325)	(51,524)
Undistributed retained earnings of subsidiaries and affiliates	(4,347)	(2,111)	(36,837)
Other	(2,193)	(1,267)	(18,581)
Total deferred tax liabilities	(12,620)	(10,703)	(106,942)
Net deferred tax assets	¥50,045	¥34,484	$424,114

Reconciliations of the statutory tax rate and the effective tax rate for the years ended March 31, 2007 and 2006 are omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

Note 10. Leases

The Company and certain consolidated subsidiaries lease computer equipment and other assets. Total lease payments under finance leases not deemed to transfer ownership of the leased assets to the lessee for the years ended March 31, 2007 and 2006 were ¥237 million ($2,005 thousand) and ¥209 million, respectively

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2007 and 2006 were as follows.

	¥ Japanese Yen in Millions		$ U S Dollars in Thousands (Note 1)
As of March 31	2007	2006	2007
Acquisition cost	¥769	¥637	$6,518
Accumulated depreciation	329	310	2,792
Net leased assets	¥440	¥327	$3,726

Pro forma amounts of obligations under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2007 and 2006 were as follows:

	¥ Japanese Yen in Millions		$ U S Dollars in Thousands (Note 1)
As of March 31	2007	2006	2007
Due within one year	¥196	¥169	$1,660
Due after one year	244	158	2,066
Total	¥440	¥327	$3,726

The minimum rental commitments under noncancelable operating leases at March 31, 2007 and 2006 were as follows:

	¥ Japanese Yen in Millions		$ U S Dollars in Thousands (Note 1)
As of March 31	2007	2006	2007
Due within one year	¥643	¥576	$5,453
Due after one year	3,733	3,363	31,634
Total	¥4,376	¥3,939	$37,087

Depreciation expenses which are not reflected in the accompanying consolidated statements of income, computed by the straight-line method were ¥237 million ($2,005 thousand) and ¥209 million for the years ended March 31, 2007 and 2006, respectively

Note 11. Litigation

The Commission of the European Communities announced to impose a fine of EUR149 million on October 30, 2002 referring that Nintendo's past trade practices in Europe until 1998 fell upon "limitation of competition within the EU common market" which is prohibited by Article 81 in the EU treaty.

The Company and its consolidated subsidiary found this fine to be unjustly high and appealed to the Court of First Instance of the European Communities on January 16, 2003. The legal procedure is now under way.

Note 12. Subsequent Events

At the Annual General Shareholders Meeting held on June 28, 2007, shareholders of the Company approved the year-end cash dividends proposed by the Board of Directors of the Company as follows:

	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Year-end cash dividends, ¥620 ($5.25) per share	¥79,300	$672,033

Note 13. Related Party Transactions

The transactions with a company, "Shigureden", in Kyoto, Japan, in which Mr. Hiroshi Yamauchi, one of the Company's principal shareholders, directly owns the whole voting rights were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2007	2006	2007
Accounts receivable trade	¥1	-	$11
Accounts payable	5	-	45

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
Years ended March 31,	2007	2006	2007
Sales of the Company products	¥15	-	$125
Fees for trademarks, etc.	16	-	136

Terms of sales are the same as those available generally and upon consideration of the market price. Trademarks and publications of "Shigureden" are used in the Company's software for sale and the fees for the usage are determined by terms generally available.

Note 14. Segment Information

A. Segment Information by Business Categories

Because the Company and its consolidated subsidiaries operate predominantly in one industry segment which accounts for over 90% of total net sales, operating income and total assets, this information is not required.

B. Segment Information by Seller's Location

Year ended March 31, 2007	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
	Japanese Yen in Millions						
Net sales and operating income							
Net sales							
Sales to third parties	¥330,466	¥352,378	¥266,156	¥16,614	¥965,614	-	¥965,614
Inter segment sales	567,071	2,345	16	122	569,554	¥(569,554)	-
Total net sales	897,537	354,723	266,172	16,736	1,535,168	(569,554)	965,614
Operating expenses	683,183	340,023	248,886	16,818	1,288,910	(549,239)	739,671
Operating income	¥214,354	¥14,700	¥17,286	¥(82)	¥246,258	¥(20,315)	¥225,943
Total assets	¥1,335,390	¥247,508	¥157,054	¥15,248	¥1,755,200	¥(179,603)	¥1,575,597

Year ended March 31, 2006	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
	Japanese Yen in Millions						
Net sales and operating income							
Net sales							
Sales to third parties	¥161,508	¥210,494	¥129,869	¥6,956	¥508,827	-	¥508,827
Inter segment sales	249,751	1,997	9	78	251,835	¥(251,835)	-
Total net sales	411,259	212,491	129,878	7,034	760,662	(251,835)	508,827
Operating expenses	329,771	211,151	128,522	6,922	676,366	(258,762)	417,604
Operating income	¥81,488	¥1,340	¥1,356	¥112	¥84,296	¥6,927	¥91,223
Total assets	¥975,312	¥145,475	¥68,729	¥3,151	¥1,192,667	¥(31,964)	¥1,160,703

$

U.S. Dollars in Thousands (Note 1)

Year ended March 31, 2007	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net sales and operating income							
Net sales							
Sales to third parties	$2,800,559	$2,986,255	$2,255,559	$140,800	$8,183,173	-	$8,183,173
Inter segment sales	4,805,689	19,874	136	1,028	4,826,727	$(4,826,727)	-
Total net sales	7,606,248	3,006,129	2,255,695	141,828	13,009,900	(4,826,727)	8,183,173
Operating expenses	5,789,687	2,881,551	2,109,201	142,526	10,922,965	(4,654,564)	6,268,401
Operating income	$1,816,561	$124,578	$146,494	$(698)	$2,086,935	$(172,163)	$1,914,772
Total assets	$11,316,864	$2,097,528	$1,330,970	$129,218	$14,874,580	$(1,522,061)	$13,352,519

C. Sales to Overseas Customers

¥ Japanese Yen in Millions

Year ended March 31, 2007	The Americas	Europe	Other	Total
Sales to overseas customers	¥353,243	¥266,205	¥23,602	¥643,050
Consolidated net sales				¥965,614

¥ Japanese Yen in Millions

Year ended March 31, 2006	The Americas	Europe	Other	Total
Sales to overseas customers	¥211,195	¥129,885	¥11,531	¥352,611
Consolidated net sales				¥508,827

$ U.S. Dollars in Thousands (Note 1)

Year ended March 31, 2007	The Americas	Europe	Other	Total
Sales to overseas customers	$2,993,583	$2,255,975	$200,021	$5,449,579
Consolidated net sales				$8,183,173

Board of Directors

President
Satoru Iwata*

Senior Managing Directors
Yoshihiro Mori*
Shinji Hatano*
Genyo Takeda*
Shigeru Miyamoto*
Nobuo Nagai*

Managing Directors
Masaharu Matsumoto
Eiichi Suzuki

Directors
Kazuo Kawahara
Tatsumi Kimishima
Takao Ohta
Kaoru Takemura
Koji Yoshida

Corporate Auditors
Ichiro Nakaji
Minoru Ueda
Yoshiro Kitano
Katsuo Yamada
Naoki Mizutani

*Representative Director

As of June 28, 2007

Principal offices and facilities [Domestic]

Corporate Headquarters
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600

Plants
Uji Plant
Uji Okubo Plant
Uji Ogura Plant (Nintendo Service Center)

Offices and Distribution Center
Tokyo Branch Office
Osaka Branch Office
Nagoya Office
Okayama Office
Sapporo Office
Tokyo Distribution Center

Principal consolidated subsidiaries [Overseas]

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : 1-425-882-2040

Nintendo of Canada Ltd.
110-13480 Crestwood Place
Richmond, B.C. V6V 2J9
Canada
Tel : 1-604-279-1600

Nintendo of Europe GmbH
Nintendo Center
63760 Großostheim,
Germany
Tel : 49-6026-950-0

Nintendo France S.A.R.L.
Le Montaigne 6,
boulevard de l'Oise 95031,
Cergy Cedex
France
Tel : 33-1-34-35-46-00

Nintendo España, S.A.
Azalea, 1-Edificio D
Miniparc 1-El Soto de la Moraleja
28109 Alcobendas
Madrid, Spain
Tel : 34-917-886-400

Nintendo Benelux B.V.
Krijtwal 33, 3432 ZT
Nieuwegein,
The Netherlands
Tel : 31-30-6097100

Nintendo Australia Pty. Ltd.
804 Stud Road Scoresby,
Victoria 3179,
Australia
Tel : 61-3-9730-9900

Nintendo of Korea Co., Ltd.
GS Tower Building 37F, 679, Yeoksam-dong, Gangnam-gu,
Seoul, 135-985,
South Korea
Tel : 02-2191-1700

Branch offices [Overseas]

Nintendo Benelux B.V., Belgium Branch
Frankrijklei 31-33
B-2000 Antwerpen,
Belgium
Tel : 32-3-2247670

Nintendo of Europe GmbH, UK Branch
Quadrant,
55-57 High Street, Windsor,
Berkshire SL4 1LP,
U.K.
Tel : 44-1753-483-700

Nintendo of Europe GmbH, Italy Branch
Via Pelizza da Volpedo no. 51/53
Cinisello Balsamo,
20092 Milano
Italy
Tel: 39-02-61117-100

Other consolidated subsidiaries

Domestic:
ND CUBE Co., Ltd.
Brownie Brown Inc.

Overseas:
NES Merchandising Inc.
NHR Inc.
HFI Inc.
Nintendo Phuten Co., Ltd.
Nintendo Technology Development Inc.
Nintendo Software Technology Corporation
SiRAS.com Inc.
Retro Studios, Inc.
Nintendo (Hong Kong) Ltd.
Nintendo Research, Inc.

Non-consolidated subsidiary with equity method non-applied

Domestic:
Fukuei Co., Ltd.

Affiliated companies with equity method applied

Domestic:
The Pokémon Company
WARPSTAR, Inc.

Overseas:
Silicon Knights Inc.
AiLive Inc. (formerly "iKuni Inc.")
iQue Ltd.
iQue (China) Ltd.
The Baseball Club of Seattle, L.P.

Affiliated company with equity method non-applied

Domestic:
Ape inc.

Shareholder and Investor Information

Corporate Headquarters

Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel 81-75-662-9600

Nintendo Co., Ltd. Common Stock

Nintendo Co., Ltd.
common stock is listed on the Osaka Securities Exchange, Section 1 and the Tokyo Stock Exchange, Section 1.

Annual Meeting

The Annual General Meeting of Shareholders for fiscal year ended March 31, 2007 was held on Thursday, June 28, 2007. at Nintendo Co., Ltd. Kyoto, Japan.

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Nintendo Co., Ltd. should contact:

Mr. Yoshihiro Mori
Senior Managing Director
General Manager,
Corporate Analysis & Administration Division

Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9614
Fax : 81-75-662-9544
E-mail: IR@nintendo.co.jp

Public Relations

Mr. Reginald Fils-Aime
President and Chief Operating Officer

Mr. George Harrison
Senior Vice President,
Marketing & Corporate Communications

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : 1-425-882-2040

Corporate Communication Department
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600
Fax : 81-75-662-9540

Independent Auditors

Misuzu Audit Corporation
Kyoto, Japan

Yamaguchi Audit Corporation
Yamaguchi, Japan

IR in English
http://www.nintendo.co.jp/kessan/english.html

Nintendo of America Inc.
http://www.nintendo.com





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